FOR IMMEDIATE RELEASE

Contact:    Stanley J. Kay
            MacKenzie Partners, Inc.
            (212) 929-5500


           DICKSTEIN PARTNERS OBTAINS CIT COMMITMENT
     TO FINANCE $16 MILLION SELF-TENDER BY MARIETTA CORP.


          NEW YORK, NEW YORK, AUGUST 21, 1995 -- Dickstein Partners Inc. announced today that it and Calibre Capital Advisors, Inc. had received a commitment from The CIT Group/Business Credit, Inc. to finance the self-tender offer that Dickstein Partners has proposed that Marietta Corporation
(NASD: MRTA) undertake. Dickstein Partners is presently seeking to unseat Marietta's incumbent directors at the annual meeting scheduled for August 31. As indicated in the proxy materials Dickstein Partners mailed last week to Marietta's shareholders, Dickstein Partners' slate of director nominees proposes to cause Marietta to offer to pay an aggregate of $16 million to repurchase Marietta shares at a price between $8.00 and $9.00 per share in a "Dutch auction" tender offer.

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          The CIT commitment is for $27 million of five-year
financing, consisting of a $16 million revolving credit facility and an $11 million term loan. Approximately $20 million of the $27 million of committed financing (together with a portion of Marietta's existing cash and marketable securities) is expected to be utilized to fund the proposed self-tender offer, to refinance approximately $7.2 million of existing indebtedness (thereby freeing $2.6 million of restricted cash), and pay related fees and expenses. The balance of the financing would be available for working capital needs and other corporate purposes. The credit agreement will contain customary provisions as to interest, fees, prepayments, representations, covenants and defaults.

          The financing is conditioned upon the election of Dickstein Partners' nominees to a majority of the Marietta board. The financing is subject to other, customary conditions, including satisfactory completion of CIT's due diligence; the execution of definitive loan documentation satisfactory to CIT not later than December 1, 1995; final approval of CIT's credit committee; and there being not less than $3 million of unutilized availability under the revolving credit facility's borrowing base on the closing date. Dickstein Partners will soon be filing with the S.E.C. an amended 13D statement that will include a copy of the CIT commitment letter.

          Mark Dickstein, President of Dickstein Partners, stated:

          "The issuance of the commitment letter by CIT verifies our previously stated confidence that the self-tender offer that we have proposed is financeable. Since the incumbent directors are actively opposing any self-tender in their own proxy materials, Marietta's shareholders face a clear choice between director slates at the August 31 meeting."

          Dickstein Partners' proxy materials can be obtained through MacKenzie Partners, Inc., (212) 929-5500 (call collect) or 800-322-2885.


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